VIA EDGAR
October 25, 2006
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Assisted Living Concepts, Inc.
Registration Statement on Form 10 (File No. 001-13498)
Ladies and Gentlemen:
     Assisted Living Concepts, Inc., a Nevada corporation (the “Company”), has filed the above referenced Registration Statement under the Securities Exchange Act of 1934, as amended (the “Registration Statement”). Pursuant to the request of the Staff of the Division of Corporate Finance, the Company hereby confirms to you that the description of the Company’s credit agreement (as filed as Exhibit 10.15 to the most recent amendment to the Registration Statement on October 19, 2006, the “Credit Agreement”), under the heading “Liquidity and Capital Resources” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement and under the heading “Description of Indebtedness” in the Registration Statement is an accurate description of the material terms and conditions of the Credit Agreement.
Very truly yours,
ASSISTED LIVING CONCEPTS, INC.
By: /s/ Laurie A. Bebo
Laurie A. Bebo
President and Chief Operating Officer